SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: February 20, 2004	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	2004 Special General Meeting Proxy Statement

Exhibit 1.1

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Science Park

Hsinchu, Taiwan

Republic of China

February 20, 2004

Dear Shareholder:

You are cordially invited to attend a Special General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on March 19, 2004 at 2:00 p.m., Taipei time, at our office located at No. 1, R&D Road 1, Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Special General Meeting, our Proxy Statement and a form of proxy card. At this Special General Meeting, the agenda comprises a proposal to approve certain amendments to the Share Option Plan and to ratify certain option grants under the Share Option Plan.

Our Board of Directors recommends that you vote FOR the above-mentioned proposal.

Your vote is very important to us. Whether or not you plan to attend the Special General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. No postage is required if it is mailed in the United States. All proxies being mailed to Mellon Investor Services must be received no later than March 18, 2004, 5:00 p.m., New York City time (March 19, 2004, 6:00 a.m., Taipei time). Submitting the proxy before the Special General Meeting will not preclude you from voting in person at the Special General Meeting should you decide to attend.

Sincerely,

Jane Yeh

Secretary

Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Science Park

Hsinchu, Taiwan

Republic of China

Notice of Special General Meeting of Shareholders

February 20, 2004

The Special General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. will be held at our office located at No. 1, R&D Road 1, Science Park, Hsinchu, Taiwan, Republic of China, on March 19, 2004, at 2:00 p.m., Taipei time, for the following purposes:

1.	To approve amendments to the Company’s Share Option Plan and to ratify certain option grants under the Share Option Plan; and

2.	To transact such other business as may properly come before the Special General Meeting.

Additional information regarding the matters to be acted on at the Special General Meeting can be found in the accompanying Proxy Statement. All holders of record of the Company’s common shares, par value $0.01 per share (the “Common Shares”) on the date of the Special General Meeting will be entitled to attend and vote at the Special General Meeting. This notice of Special General Meeting of Shareholders, the Proxy Statement and a form of proxy card have been sent on or about February 20, 2004 to all holders of record of the Common Shares at the close of business on February 13, 2004, New York City time. This notice of Special General Meeting of Shareholders and the Proxy Statement are also available through our website at http://www.Chipmos.com.tw.

By Order of the Board of Directors,

Jane Yeh

Secretary

Hsinchu, Taiwan

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE

ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN MARCH 18, 2004, 5:00 P.M.,

NEW YORK CITY TIME MARCH 19, 2004, 6:00 A.M., TAIPEI TIME)

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Science Park

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

March 19, 2004

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., an exempted company incorporated under the laws of Bermuda (the “Company”), to be used at our Special General Meeting of Shareholders to be held at our office located at No.1, R&D Road 1, Science Park, Hsinchu, Taiwan, Republic of China, on March 19, 2004, at 2:00 p.m., Taipei time, and at any adjournments or postponements of the Special General Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy card are first being sent to shareholders is February 20, 2004.

All holders of record of the Company’s common shares, par value $0.01 per share (the “Common Shares”) on the date of the Special General Meeting will be entitled to attend and vote at the Special General Meeting. The Board of Directors has established February 13, 2004 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Common Shares to whom the notice of Special General Meeting will be sent. On the Record Date, there were 59,819,538 Common Shares outstanding.

If you properly cast your vote by executing and returning the enclosed proxy card and your vote is not subsequently revoked, your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card but do not give instructions, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Special General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to our Secretary, by subsequently filing another proxy bearing a later date or by attending the Special General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Special General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of Special General Meeting of Shareholders no later than one hour prior to the commencement of the Special General Meeting or any adjournments or postponements of the Special General Meeting. Attending the Special General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate no less than 50% of the voting rights of all shareholders that have the right to vote at the Special General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Special General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Special General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum. Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

If you execute a proxy but do not give instructions on how to vote, your proxy will be voted FOR the proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Special General Meeting.

An automated system administered by Mellon Investor Services LLC will tabulate votes cast by proxy for the Special General Meeting and representatives of Mou Fu Investment Co., Ltd. will tabulate votes cast in person at the Special General Meeting.

Expenses of Solicitation

We will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Special General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Proposal No. 1. Approval of Amendments to the Share Option Plan and ratification of certain option grants under the Share Option Plan

At the Annual General Meeting held on December 14, 2001, the shareholders approved and adopted a Share Option Plan (the “Share Option Plan”), which provides that our directors, officers, employees, consultants and those of our affiliates may, at the discretion of a committee of our directors administering the plan, be granted options to purchase our Common Shares at an exercise price of no less than the par value of our Common Shares. The committee has complete discretion to determine which eligible individuals are to receive option grants, whether such options are incentive stock options or non-statutory stock options, the number of shares subject to each grant, the exercise price of all options granted, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding, up to a maximum term of ten years. The aggregate number of Common Shares that may be issued pursuant to the Share Option Plan is 5,800,000 (subject to adjustment for certain changes in our capitalization as provided thereunder).

The Board of Directors proposes to amend the Share Option Plan as set forth in Annex A hereto to increase the number of Common Shares available for issuance pursuant to options granted under the Share Option Plan to 9,000,000 (subject to adjustment for certain changes in our capitalization as provided thereunder) and to ratify the grants on October 1, 2003 and November 3, 2003 of a total of 556,975 options to not more than 44 employees (the “Previous Grants”). The Board of Directors believes that the granting of options under the Share Option Plan is an important part of the compensation and retention of our key employees, officers and directors.

Accordingly, the Board of Directors recommends a vote FOR the approval of the proposed amendment to the Share Option Plan and the ratification of the Previous Grants.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Special General Meeting. If other matters properly come before the Special General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

Jane Yeh

Secretary

Hsinchu, Taiwan

Dated: February 20, 2004

Annex A

Proposed Amendments to the Share Option Plan

Of ChipMOS TECHNOLOGIES (Bermuda) LTD.

Amend the Share Option Plan by deleting and replacing Clause 4(a) of the Share Option Plan in its entirety with the following:

“4(a) Number. The aggregate number of Shares that may be issued pursuant to Options under the Plan is 9,000,000. Such Shares may consist, in whole or in part, of authorized but unissued Shares of the Company, which are not reserved for any other purpose.”